

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

John C. Wobensmith
Chief Executive Officer and President
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

Re: Genco Shipping & Trading Limited
DEFA14A Filed April 16, 2024
File No. 001-33393

Dear John C. Wobensmith:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing.

<u>DEFA14A Filed April 16, 2024</u>

<u>General</u>

1. We note your disclosure that Genco "may in the future use the same or *substantially similar materials from time to time*." (emphasis added). Any definitive additional materials filed pursuant to Exchange Act Rule 14a-6(b) must be filed in the same form as the materials sent to security holders to prevent them from being misleading. Please file a complete version of any written communications as definitive additional materials pursuant to Rule 14a-6(b) no later than the date such materials are first sent or given to security holders.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and must be supported by a factual foundation. Generally, support for opinions should be provided in the soliciting materials where the assertions are made, so that shareholders can evaluate their basis. The letter to shareholders filed as part of these materials contains multiple beliefs or opinions that should be recharacterized as such and supported (or deleted if support cannot be provided). The following are some examples:

        (1) "[Mr. Pons has] also overseen significant value destruction at companies on which he's served on the board. Most of the companies on which has [sic] served as a director have either declined in value during his tenure or underperformed the S&P 500;"
        (2) "[Mr. Economou] is known throughout the industry and investment community for his history of poor governance practices and brings with him a distinct track record of self-dealing and shareholder value destruction;" and
        (3) "Genco's directors are highly qualified, active and engaged business leaders, all of whom bring the right balance of skills and experience . . . ."

3.   Refer to our last comment above. The letter to shareholders contains multiple assertions about Mr. Pons and Mr. Economou that may contravene Note (b) to Rule 14a-9 because they allege improper conduct by them or improperly impugn their character and reputation without appropriate factual support. The following are some examples:

        (1) "[Mr. Economou's] history is capital allocation mixed with conflicts of interest, self-dealing and shareholder value destruction for personal gain;"
        (2) "Pons has been a professional pawn to activists with shady track records throughout his career . . .;"
        (3) "We believe that Economou's actions at DryShips . . . were characterized by . . . self-dealing and poor corporate governance;" and
        (4) "[Mr. Economou] is a competitor seeking access to the Company's Board room."

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Mergers & Acquisitions